As filed with the Securities and Exchange Commission on January 2, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

Nautilus, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

63910B102
(CUSIP Number)

Michael L. Zuppone, Esq. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6906
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63910B102	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,885,626
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,885,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,885,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,885,626
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,885,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,885,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,885,626
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,885,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,885,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,885,626
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,885,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,885,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Strategic Fund A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 673,984.454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 673,984.454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,984.454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Strategic Fund B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,010,976.681
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,010,976.681
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,976.681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nottingham Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,200,664.862
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,200,664.862
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,200,664.862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward J. Bramson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,885,626
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,885,626
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,885,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 63910B102	Page 10 of 16 Pages

Explanatory Note:  This Amendment No. 9 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 26, 2007 (the “Initial 13D”) as amended and supplemented by Amendment 1 to the Initial 13D filed with the Commission on July 31, 2007, Amendment 2 to the Initial 13D filed with the Commission on August 24, 2007,  Amendment 3 to the Initial 13D filed with the Commission on September 4, 2007, Amendment 4 to the Initial 13D filed with the Commission on September 14, 2007, Amendment 5 to the Initial 13D filed with the Commission on September 21, 2007, Amendment 6 to the Initial 13D filed with the Commission on October 9, 2007, Amendment 7 to the Initial 13D filed with the Commission on October 17, 2007 and Amendment 8 to the Initial 13D filed with the Commission on October 19, 2007 and relates to the common stock, no par value (“Shares”) of Nautilus, Inc., a Washington corporation (the “Issuer”).

The Reporting Persons are:

(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of each of the Funds (as defined below) (“Managing Member” or “Sherborne Investors”);

(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne Investors GP”);

(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);

(iv)	Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP”);

(v)	Sherborne Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);

(vi)	Sherborne Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B”);

(vii)	Nottingham Investors LLC, a Delaware limited liability company (“Nottingham” and, together with Strategic Fund A and Strategic Fund B, the “Funds”); and

(viii)	Edward J. Bramson (“Bramson”), a citizen of the United Kingdom and the managing member of Sherborne Investors GP and Sherborne Management GP.

The Covered Persons, for whom information is required to be provided pursuant to Instruction C to Schedule 13D, are Bramson, Mr. Craig L. McKibben and Mr. Gerard L. Eastman (collectively, the “Covered Persons”).  Messrs. McKibben and Eastman are managing directors of Sherborne Investors GP and Sherborne Management GP.

CUSIP No. 63910B102	Page 11 of 16 Pages

Item 4.  Purpose of Transaction

The Reporting Persons supplement Item 4 with the following information:

On December 18, 2007, the Issuer held a special meeting of its shareholders (the “Special Meeting”) for the purpose of voting upon the proposals to:

•
elect four nominees proposed by the Reporting Persons (namely Edward Bramson and Gerard L. Eastman, as representatives of the Reporting Persons, and Michael A. Stein and Richard A. Horn, as independent directors);

•	remove four incumbent directors from the Issuer’s board of directors (namely, Peter A. Allen, Evelyn Follit, Donald W. Keeble, and Diane L. Neal);

•
amend Section 2.4 of Article II of the Issuer’s Amended and Restated Bylaws (the "Bylaws") to provide that any vacancies on the Issuer’s board of directors (the “Board”) resulting from the removal of directors by the shareholders of the Issuer may not be filled by the Board and shall only be filled by the shareholders of the Issuer; and

•
amend Section 2.2 of Article II of the Bylaws to fix the number of directors serving on the Board at seven; provided, however, that such number may be decreased (but not increased) pursuant to resolution of the Board.

On December 27, 2007, IVS Associates, the inspector of elections for the Special Meeting, certified the voting results of the Special Meeting as follows (percentages and total voted information provided by the Reporting Persons):

Proposal to Elect Four of the Reporting Persons’ Nominees to the Board ofDirectors

	Voted For		Withheld
	Number	Percent of	Number	Percent of
Reporting Persons' Nominees	Of Shares	Votes Present(1)	Of Shares	Votes Present(1)
Edward J. Bramson	13,205,920	60.7%	2,262,475	10.4%

Gerard L. Eastman	13,386,782	61.5%	2,081,613	9.6%

Michael A. Stein	15,343,419	70.5%	124,976	0.6%

Richard A. Horn	11,392,378	52.4%	4,076,017	18.7%

Issuer's Nominees
Peter A. Allen	5,136,939	23.6%	823,804	3.8%

Evelyn V. Follit	5,138,667	23.6%	822,076	3.8%

Donald W. Keeble	5,086,813	23.4%	873,930	4.0%

Diane L. Neal	5,145,452	23.6%	815,291	3.7%

(1) Based on 21,760,919 votes cast or abstained with respect to the proposal to fix the number of directors at seven as reported by the inspector of elections.

CUSIP No. 63910B102	Page 12 of 16 Pages

Proposal to Remove Four Incumbent Directors

	Voted For Removal		Voted Against Removal		Abstained
		Percentage		Percentage
		of		of
Incumbent Director	Number	Voted Shares	Number	Voted Shares	Number	Total Voted
Peter A. Allen	16,186,038	75.8%	5,180,340	24.2%	62,759	21,366,378

Evelyn V. Follit	12,197,569	57.1%	9,166,493	42.9%	65,077	21,364,062

Donald W. Keeble	16,242,449	76.0%	5,124,513	24.0%	62,177	21,366,962

Diane L. Neal	12,173,076	57.0%	9,190,066	43.0%	65,996	21,363,142

Proposal to Amend Section 2.4 of the Issuer’s Bylaws to Provide that Board Vacancies Resulting from Removal of Directors by Shareholders May Only be Filled by Shareholders

Voted For		Voted Against		Abstained
	Percentage		Percentage
	of		of
Number	Voted Shares	Number	Voted Shares	Number	Total Voted
14,110,726	66.0%	7,268,290	34.0%	50,119	21,379,016

Proposal to Amend Section 2.2 of the Issuer’s Bylaws to Fix the Number of Directors at Seven

Voted For		Voted Against		Abstained
	Percentage		Percentage
	of		of
Number	Voted Shares	Number	Voted Shares	Number	Total Voted
16,220,656	75.2%	5,336,081	24.8%	204,182	21,556,737

Based on the number of votes cast or abstained with respect to the proposal to fix the number of directors at seven as reported by the inspector of elections, there were 21,760,919 votes present at the special meeting.

Accordingly, effective as of December 27, 2007, the Board is composed of new members Edward J. Bramson, Gerard L. Eastman, Michael A. Stein and Richard A. Horn and incumbent directors Robert Falcone, Robert Badie and Marvin Siegert.  In addition, at the Board meeting held on December 31, 2007, Mr. Bramson replaced Bob Falcone as the Issuer’s Chairman, with Mr. Falcone remaining as the Issuer’s Chief Executive Officer.

A copy of the Issuer’s press release announcing the results of the Special Meeting is attached hereto as Exhibit 5 and is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

Items 5 (a) and (b) have been amended and restated in their entirety as follows:

CUSIP No. 63910B102	Page 13 of 16 Pages

The following describes the direct and indirect interests of the Reporting Persons in the Shares:

•	Strategic Fund A is the direct beneficial owner of and has the sole power to vote and dispose of 673,984.454 Shares;(1)

•	Strategic Fund B is the direct beneficial owner of and has the sole power to vote and dispose of 1,010,976.681 Shares;(1)

•	Nottingham is the direct beneficial owner of and has the sole power to vote and dispose of 6,200,664.862 Shares;(1)

•	The Managing Member, as the managing member of the Funds, is the indirect beneficial owner of and has shared indirect power to vote or dispose of 7,885,626 Shares;

•	Sherborne Investors GP, as the general partner of the Managing Member, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 7,885,626 Shares;

•	Sherborne Management, as the investment manager to the Funds, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 7,885,626 Shares;

•	Sherborne Management GP, as the general partner of Sherborne Management, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 7,885,626 Shares; and

•
Edward Bramson, as the managing member of each of Sherborne Investors GP and Sherborne Management GP, is the indirect beneficial owner of and has the sole indirect power to vote or dispose of 7,885,626 Shares.

(1)            The Shares beneficially owned by the Funds add up to slightly less than 7,885,626 due to rounding.

The information set forth in Rows 7 through 13 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 31,557,136 Shares issued and outstanding as reported by the Issuer in its Form 10-Q for the Quarterly Period ended September 30, 2007.

The Covered Persons do not beneficially own any Shares.

Item 7.    Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

CUSIP No. 63910B102	Page 14 of 16 Pages

Exhibit No.	Description
1	Joint Filing Agreement, dated July 25, 2007.(1)
2	Demand for Special Meeting of Shareholders, dated September 20, 2007, pursuant to Section 23B.07.020 of the Washington Business Corporation Act and Section 1.2 of the Bylaws of Nautilus, Inc.(2)
3	Letter, dated September 20, 2007, from Edward Bramson to Donald Keeble, director of the Issuer and Chairman of the Issuer’s Nominating Committee.(2)
4	Demand for Shareholder List, dated October 5, 2007, pursuant to Section 23B.16.020 of the Washington Business Corporation Act.(3)
5	Press Release dated December 31, 2007.

(1) Previously filed with the Initial 13D on July 25, 2007.
(2) Previously filed with Amendment No. 5 to the Initial 13D on September 21, 2007.
(3) Previously filed with Amendment No. 6 to the Initial 13D on October 9, 2007.

CUSIP No. 63910B102	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2007

SHERBORNE INVESTORS LP

By:	SHERBORNE INVESTORS GP, LLC, its general partner

	By:	/s/ Craig L. McKibben
		Name:	Craig L. McKibben
		Title:	Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT LP

By:	SHERBORNE INVESTORS MANAGEMENT GP, LLC, its general partner

	By:	/s/ Craig L. McKibben
		Name:	Craig L. McKibben
		Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

CUSIP No. 63910B102	Page 16 of 16 Pages

SHERBORNE STRATEGIC FUND A, LLC

By:	SHERBORNE INVESTORS LP, its managing member

	By:	SHERBORNE INVESTORS GP, LLC, its general partner

	By:	/s/ Craig L. McKibben
		Name:	Craig L. McKibben
		Title:	Managing Director

SHERBORNE STRATEGIC FUND B, LLC

By:	SHERBORNE INVESTORS LP, its managing member

	By:	SHERBORNE INVESTORS GP, LLC, its general partner

	By:	/s/ Craig L. McKibben
		Name:	Craig L. McKibben
		Title:	Managing Director

NOTTINGHAM INVESTORS LLC

By:	SHERBORNE INVESTORS LP, its managing member

	By:	SHERBORNE INVESTORS GP, LLC, its general partner

	By:	/s/ Craig L. McKibben
		Name:	Craig L. McKibben
		Title:	Managing Director

EDWARD BRAMSON

/s/ Edward Bramson
Edward Bramson

Exhibit 5

[LOGO OF NAUTILUS, INC.]

CONTACTS:	Nautilus, Inc.	Sherborne Investors
	Ron Arp	Adam Miller/Tom Johnson
	(360) 859-2514	Abernathy MacGregor Group
(212) 371-5999
John Mills
(310) 954-1105

NAUTILUS, INC. AND SHERBORNE INVESTORS ANNOUNCE FINAL RESULTS OF SPECIAL MEETING OF SHAREHOLDERS

Four Sherborne Investors Nominees to Join Three Incumbent Members on the Nautilus Board of Directors

Vancouver, Wash. – December 31, 2007 – Nautilus, Inc. (NYSE: NLS) and Sherborne Investors LP said today that the voting results from the December 18, 2007 special meeting of shareholders confirmed that all four Sherborne Investors nominees have been elected to the Company’s Board of Directors.  The final voting results, which were certified by IVS Associates, also showed that all of Sherborne Investors’ other proposals were passed.

Effective immediately, Edward Bramson, Gerard Eastman, Michael Stein and Richard Horn will join incumbent directors Robert Falcone, Ronald Badie and Marvin Siegert on the Company’s Board.  Mr. Bramson was elected as Chairman at a meeting of the Board today and Mr. Falcone will remain as President and Chief Executive Officer. Mr. Siegert will remain as Audit Committee Chairman, Mr. Stein will be Chairman of the Compensation Committee and Mr. Horn will be Chairman of the Nominating and Governance Committee. Mr. Badie will remain as Lead Independent Director.

Edward Bramson said, “We appreciate the support of our fellow shareholders and look forward to working with the new Board and management to implement an effective strategy at Nautilus to return it to profitability and establish a platform for future growth.”

“I look forward to working with our newly reconstituted Board of Directors,” said Bob Falcone.  “I believe very strongly in the future of this Company and am committed to implementing the necessary actions to restore it to sustainable growth.”

About Nautilus, Inc.
Headquartered in Vancouver, Wash., Nautilus, Inc. (NYSE:NLS) is a global fitness products company providing innovative, quality solutions to help people achieve a healthy lifestyle.  With a brand portfolio including Nautilus®, Bowflex®, Schwinn®Fitness, StairMaster®, Universal®, and Pearl iZUMi®, Nautilus manufactures and markets innovative fitness products through direct, commercial, retail, and international channels.  Formed in 1986, the company had 2006 sales of $680 million.  It has 1,450 employees and operations in Washington, Oregon, Colorado,

Oklahoma, Illinois, Virginia, Canada, Switzerland, Germany, United Kingdom, Italy, China, Australia, and other locations around the world.  Website: www.nautilusinc.com

Forward-Looking Statements
Certain statements contained herein are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, including statements concerning the success of efforts to improve the operating performance of Nautilus, Inc. (“Nautilus”) and the restoration of Nautilus to sustainable growth.  Factors that could cause Nautilus’ actual results to differ materially from these forward-looking statements include Nautilus’ ability to effectively implement its turnaround strategy, the availability of media time and fluctuating advertising rates, a decline in consumer spending due to unfavorable economic conditions, Nautilus’ ability to effectively develop, market, and sell future products, Nautilus’ ability to get foreign sourced product through customs in a timely manner, Nautilus’ ability to effectively identify, negotiate and integrate any future strategic acquisitions, Nautilus’ ability to protect its intellectual property, the introduction of lower-priced competing products, unpredictable events and circumstances relating to international operations including Nautilus’ use of foreign manufacturers, government regulatory action, and general economic conditions.  We caution you not to place undue reliance on forward-looking statements, which speak only as of the date they are made.  We undertake no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made or to reflect the occurrence of unanticipated events.